Exhibit 99.6

FILED BY SEDAR

March 31, 2008

Manitoba Securities Commission	jmacintosh@casselsbrock.com
Alberta Securities Commission	tel	416.860.6732
Autorité des marchés financiers	fax	416.646.5484
British Columbia Securities Commission	file # 36139-1
New Brunswick Securities Commission
Newfoundland and Labrador, Securities Division
Department of Government Services and Lands
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Securities Commission

Dear Sirs:

Re:	HudBay Minerals Inc. (the “Company”)
Financial Statements for Financial Year Ended December 31, 2007

On behalf of the Company, we are hereby filing the audited annual financial statements of the Company for the financial year ended December 31, 2007.

On March 17, 2008, the Company filed a copy of its financial statements for the financial year ended December 31, 2007 which omitted the auditor’s report. These financial statements being filed include the auditor’s report and no other changes.

Yours very truly,
Cassels Brock & Blackwell LLP

(signed) Jason MacIntosh
Jason MacIntosh

Consolidated Financial Statements (In Canadian dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2007 and 2006

Deloitte & Touche LLP
360 Main Street
Suite 2300
Winnipeg MB R3C 3Z3
Canada

Tel: 204-942-0051
Fax: 204-947-9390
www.deloitte.ca

AUDITORS’ REPORT

To the Shareholders,

HudBay Minerals Inc.

We have audited the consolidated balance sheets of HudBay Minerals Inc. as at December 31, 2007 and 2006 and the consolidated statements of earnings, retained earnings, comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Winnipeg, Manitoba
March 14, 2008

HUDBAY MINERALS INC.

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007 and 2006

	2007	2006
Revenue (note 22)	$1,269,841	$1,129,003

Expenses:
Operating	730,748	598,053
Depreciation and amortization	94,697	64,928
General and administrative	18,188	19,756
Stock-based compensation (note 15d,e)	11,979	6,201
Accretion of asset retirement obligations (note 12)	3,282	2,692
Foreign exchange loss (gain)	22,578	(11,127)

	881,472	680,503

Operating earnings	388,369	448,500

Exploration	(33,067)	(12,311)
Interest and other income (note 23)	35,238	17,450
Gain (loss) on derivative instruments	(3,515)	22,558
Interest expense	(1,378)	(10,971)
Asset impairment losses (note 5)	(20,172)	—
Other	(19)	(22,775)

Earnings before tax	365,456	442,451
Tax expense (benefit) (note 14a)	138,317	(121,540)

Net earnings for the year	$227,139	$563,991

Earnings per share:
Basic	$1.79	$5.32
Diluted	1.77	4.69

Weighted average number of common shares outstanding (note 15f):
Basic	126,847,106	105,979,721
Diluted	128,507,554	120,334,201

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statements of Retained Earnings

(In thousands of Canadian dollars)

Years ended December 31, 2007 and 2006

	2007	2006
Retained earnings, beginning of year	$642,723	$78,732
Net earnings for the year	227,139	563,991
Transition adjustment - financial instruments (note 3a)	(1,005)	—

Retained earnings, end of year	$868,857	$642,723

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(In thousands of Canadian dollars)

Years ended December 31, 2007 and 2006

	2007	2006
Net earnings for the year	$227,139	$563,991
Other comprehensive income (loss), net of tax (note 16)	(5,812)	—

Comprehensive income, end of year	$221,327	$563,991

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Balance Sheets

(In thousands of Canadian dollars)

Years ended December 31, 2007 and 2006

	2007	2006
Assets:

Current assets:
Cash and cash equivalents	$757,574	$385,864
Accounts receivable	71,511	132,275
Inventories (note 4)	183,739	163,842
Prepaid expenses	7,646	7,288
Current portion of fair value of derivatives (note 18c)	7,635	2,579
Future income and mining tax assets (note 14b)	43,809	154,063

	1,071,914	845,911
Property, plant and equipment (note 6)	450,334	444,044
Other assets (note 7)	29,379	28,560

	$1,551,627	$1,318,515

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities	$142,994	$139,922
Taxes payable	6,409	30,217
Current portion of other liabilities (note 8)	41,605	28,087

	191,008	198,226
Long-term debt (note 9)	3,208	10,214
Pension obligations (note 10)	38,846	41,675
Other employee future benefits (note 11)	70,153	65,083
Asset retirement obligations (note 12)	35,046	33,548
Obligations under capital leases (note 13)	1,611	4,979
Future income tax liabilities (note 14b)	718	582
Fair value of derivatives (note 18c)	19,804	—

	$360,394	$354,307

Shareholders’ equity:
Share capital:
Common shares (note 15b)	311,143	308,441
Warrants (note 15c)	1	3
Contributed surplus (note 15e)	16,633	13,098
Cumulative translation adjustment	—	(57)
Retained earnings	868,857	642,723
Accumulated other comprehensive income (loss) (note 16)	(5,401)	—

	1,191,233	964,208

	$1,551,627	$1,318,515

Contingencies (note 17), Commitments (note 20).

See accompanying notes to consolidated financial statements.

On behalf of the Board:

“John H. Bowles”	Director

“Ronald P. Gagel”	Director

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

Years ended December 31, 2007 and 2006

	2007	2006
Cash provided by (used in):

Operating activities:
Net earnings for the year	$227,139	$563,991
Items not affecting cash:
Depreciation and amortization	94,697	64,928
Stock-based compensation (note 15d,e)	11,979	6,201
Accretion expense on asset retirement obligations (note 12)	3,282	2,692
Foreign exchange loss (gain)	1,528	(5,393)
Change in fair value of derivatives	16,643	3,114
Asset impairment losses (note 5)	20,172	—
Future tax expense (benefit) (note 14a)	106,140	(151,588)
Other	(3,690)	6,852

	477,890	490,797
Change in non-cash working capital (note 21a)	20,283	(66,871)

	498,173	423,926

Financing activities:
Repayment of senior secured notes (note 9a)	—	(173,142)
Repayment of loans payable (note 9b)	(4,000)	(4,000)
Repayment of obligations under capital leases (note 13)	(4,030)	(3,825)
Repurchase of common shares (note 15b)	(6,184)	—
Issuance of common shares, net of costs (note 15b)	(10)	16,771
Proceeds on exercise of warrants (note 15b,c)	10	111,368
Proceeds of exercise of stock options (note 15d)	7,690	8,306

	(6,524)	(44,522)

Investing activities:
Additions to property, plant and equipment	(116,938)	(119,250)
Purchase of investments	(888)	(6,823)
Additions to environmental deposits	—	16
Sale of ScoZinc (note 23)	—	7,412
Acquisition of White Pine Copper Refinery, Inc., net of cash acquired (note 24)	—	(17,041)

	(117,826)	(135,686)

Effect of exchange rate changes on cash and cash equivalents	(2,113)	486

Change in cash and cash equivalents	371,710	244,204

Cash and cash equivalents, beginning of year	385,864	141,660

Cash and cash equivalents, end of year	$757,574	$385,864

Cash and cash equivalents is comprised of:
Cash on hand and demand deposits	$41,298	$157,655
Short term money market instruments	716,276	228,209

	$757,574	$385,864

For supplemental information, see note 21.

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2007 and 2006

1.	Nature of business

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. HudBay is an integrated mining company that operates mines, concentrators and a metal production complex in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and the Balmat zinc mine in New York State. In 2004, the Company acquired Hudson Bay Mining and Smelting Co., Limited (“HBMS”), its principal subsidiary. HBMS was incorporated in 1927 and has been in continuous production in northern Manitoba since 1930.

2.	Significant accounting policies

(a)	Basis of presentation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in Canadian dollars (unless otherwise specified).

These consolidated financial statements include the financial statements of the Company, all of its subsidiaries, and the proportionate share of the assets and liabilities of any joint ventures in which the Company shares joint control. The significant subsidiaries include HBMS, Hudson Bay Exploration and Development Company Limited (“HBED”), White Pine Copper Refinery Inc. (“WPCR”), HudBay Marketing and Sales Inc. (“HMS”), St. Lawrence Zinc Company LLC (“St. Lawrence”), and a 50% ownership of Considar Metal Marketing SA Inc. (“CMMSA”).

(b)	Use of estimates:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management’s judgement is applied include ore reserve determinations used in amortization of certain property, plant and equipment, in-process inventory quantities, plant and equipment estimated economic lives and salvage values, assessment of impairment, fair value of certain assets and liabilities, contingent liabilities, future income and mining tax assets and valuation

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

reserves, asset retirement obligations, stock based compensation, pension obligations and other employee future benefits. Actual results could differ from those estimates by material amounts. These estimates are reviewed at least annually and, as the adjustments become necessary, they are reported in earnings in the period in which they became known.

(c)	Translation of foreign currencies:

The Company’s functional currency is the Canadian dollar.

Monetary assets and liabilities are translated at year-end exchange rates, and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at monthly average exchange rates approximating those in effect at the transaction dates. Gains and losses on translation of monetary assets and monetary liabilities are reflected in earnings. Foreign currency gains and losses on available-for-sale financial assets and hedging items in effective cash flow or net investment hedges of foreign exchange risk are recorded in other comprehensive income.

The assets and liabilities of self-sustaining foreign operations are translated at year-end exchange rates, and revenue and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in accumulated other comprehensive income until they are realized by a reduction in the investment.

The monetary assets and liabilities of integrated foreign operations are translated at year-end exchange rates whereas non-monetary items are translated at historical rates. Revenues and expenses are translated at monthly exchange rates with the exception of depreciation and amortization which is translated at historical rates. Differences arising from these foreign currency translations are recorded in foreign exchange loss (gain).

(d)	Revenue recognition:

Sales are recognized and revenue is recorded at market prices when title and the rights and obligations of ownership pass to the customer, collection is reasonably assured and the price is reasonably determinable.

Under the terms of contracts with independent companies, the Company’s concentrate and certain other sales are “provisionally priced”. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

market prices during the quotational period specified in the contract. Revenues are recognized when title passes to the customers, using forward prices to estimate the fair value of the total consideration receivable. At each reporting date, the fair value of the final sales price adjustment is re-estimated, and changes in fair value, metal weights and assays are recognized as adjustments to revenue.

(e)	Cash and cash equivalents:

Cash and cash equivalents are classified as fair value through earnings and include cash and highly liquid investments with an original maturity of three months or less at the date of acquisition. Interest earned is included in interest and other income on the statement of earnings and in operating activities on the statements of cash flows.

(f)	Inventories:

Inventories consist substantially of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Cost includes material, labour and amortization of all property, plant and equipment involved with the mining and production process. Costs are allocated based on estimations of net realized value of the metal content of the inventories. In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the concentrate or metal. In-process inventory is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants and is valued at cost. Cost of finished metal inventory represent the average cost of the in-process inventory incurred prior to the refining and casting process, plus applicable refining and casting costs.

Supplies are valued at the lower of cost, replacement and value in use. Cost is determined on an average basis.

(g)	Property, plant and equipment:

(i)	Mineral properties:

(a)	Mineral property and exploration expenditures are expensed as incurred except for certain expenditures determined by the Company on specified properties identified through pre-feasibility or other assessments as having mineral reserves and/or resources with the potential of being developed into a mine.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(b)	Mineral exploration properties acquired as part of the purchase of HBMS are carried at initial fair value and are subject to an annual impairment review and evaluation.

(ii)	Mine development expenditures:

Development costs for properties deemed capable of economical commercial production are capitalized and amortized using the unit-of-production method. The unit-of-production amortization is based on the related proven and probable tonnes of ore reserves and associated future development costs. The cost of underground development to provide access to a reserve at an operating mine is capitalized where that portion of the development is necessary to access more than one workplace or stope. Capital development includes shafts, ramps, track haulage drifts, ancillary drifts, sumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises.

Ongoing repairs, maintenance and development expenditures are charged to operations as incurred. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

(iii)	Commercial production:

The decision on when commercial production is reached is based on a range of criteria that is considered relevant to the specific situation, including: a predetermined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; and expected net margin during the pre-production period. In a phased mining approach, consideration would be given to milestones achieved at each phase of completion. Management usually assesses the operation’s ability to sustain production over a period of one to three months, depending on the complexity related to the stability of continuous operation. Commercial production will be considered to have commenced at the beginning of the month in which the criteria are met.

No amortization is provided in respect of mine development expenditures until commencement of economical commercial production. Any production revenue earned prior to commercial production, net of related costs, is offset against the development costs.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(iv)	Plant and equipment:

Expenditures for plant and equipment additions, major replacements and improvements are capitalized at cost, net of applied investment tax credits. Plant and equipment, including assets under capital lease, are depreciated on either unit-of-production or straight-line basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. The assets using the straight-line method are depreciated over the estimated useful economic lives of the assets, which range from 5 to 13 years. The Company also considers future estimated residual values in its determination of depreciation.

(v)	Capitalized interest:

Interest on borrowings related to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project.

(vi)	Impairment of long-lived assets:

The Company reviews and evaluates the carrying value of its operating mines and exploration and development properties for impairment when events or circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Future cash flows are estimated based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels, cash costs of production, and capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management’s confidence in converting such resources to proven and probable reserves. Long-lived assets are grouped for purposes of

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

estimating future cash flows at the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mineral properties.

(h)	Pension and other employee future benefits:

The Company has non-contributory and contributory defined benefit pension plans for the majority of its Canadian employees. The benefits are based on years of service and final average salary for the salary plan, and flat dollar amount combined with years of service for the hourly plan. The Company provides long-term disability income, health benefits and other post-employment benefits to hourly employees and long-term disability health benefits to salaried employees. The Company also provides ongoing health care benefits to certain pensioners.

The Company accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and other retirement benefits. The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method prorated on service (which incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). The measurement date of the plan assets and accrued benefit obligation coincides with the Company’s fiscal year. The most recent actuarial valuation of the pension plans for funding purposes was performed in 2007 using data as of December 31, 2006.

Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The average remaining service period of the active employees covered by the pension plan is 12 years. The average remaining service period of the active employees covered by the other retirement benefits plan is 13.7 years.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

The Company also has defined contribution plans providing pension benefits for certain of its salaried employees. The cost of the defined contribution plans is recognized based on the contributions required to be made during each period.

The Company also has defined contribution plans providing pension benefits for certain of its US employees utilizing 401K plans. The cost of the defined contribution plans is recognized based on the contributions required to be made during each period.

(i)	Financial instruments:

Financial assets, financial liabilities, and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Company becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification. The Company uses trade date accounting for regular-way purchases or sales of financial assets. Transaction costs are added to the initial carrying value of financial instruments other than those classified as fair value through earnings.

(i)	Non-derivative financial instruments – classification:

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are accounted for at amortized cost using the effective interest method of amortization. Gains and losses are recorded in earnings when the assets are derecognized or impaired, and through the amortization process.

Available-for-sale financial assets are measured at fair value with gains and losses recorded in other comprehensive income (“OCI”), except for impairment losses, until the assets are derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (“AOCI”) is recognized in earnings.

Financial assets and liabilities classified as held-for-trading are measured at fair value with changes in fair value recognized in earnings and are included in the category “fair value through earnings.” This category includes financial instruments acquired or incurred principally for the purpose of selling or repurchasing in the near term; however, other financial instruments may also be designated irrevocably as fair value through earnings on initial recognition. The Company has chosen to designate its Senior Secured Notes and cash held in trust in this category.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(ii)	Derivatives:

Derivative instruments, including those derivatives that are embedded in financial or non-financial contracts and are not closely related to the host contracts, are measured at fair value on the balance sheet. All derivatives are classified as fair value through earnings unless they are accounted for as hedging items. The Company elected to identify embedded derivatives only in contracts entered into or amended on or after January 1, 2003 in accordance with the provisions of Section 3855.

(iii)	Hedge accounting:

The Company uses derivatives and non-derivative financial instruments to manage exposures to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in earnings in the same period.

At the inception of a hedge, the Company formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows. The Company tests effectiveness each period. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

The Company has only cash flow hedging relationships. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI, while the ineffective portion is recognized in earnings. When a hedged anticipated transaction subsequently occurs, the Company’s policy is to remove the associated gains and losses that were recognized in OCI and include them in the initial carrying amount of the asset acquired or liability incurred. When hedge accounting is discontinued, amounts previously recognized in AOCI are reclassified to earnings during the periods when the variability in the cash flows of the hedged item affects earnings. However, when a hedged item ceases to exist or when it is probable that an anticipated

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

transaction will not occur, gain and losses previously recognized in AOCI are reclassified immediately to earnings. For contracts accounted for as a hedge of an identifiable current or anticipated position, the Company classifies the cash flows of the contract in the same manner as the cash flows of the position being hedged.

(iv)	Fair values of financial instruments:

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are based on quoted market prices, where available. If market quotes are not available, fair value is based on internal valuation models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

(j)	Stock-based compensation plans:

The Company’s stock-based compensation plan is described in note 15d. The Company accounts for all stock-based payments using the fair value based method. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date and expensed over the vesting period, with a corresponding increase to contributed surplus. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

(k)	Income and mining taxes:

The Company accounts for income and mining taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective tax bases (temporary differences). Future tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(l)	Flow-through shares:

The Company financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income tax liabilities and/or tax recoveries are increased by the estimated income tax benefits renounced by the Company to the subscribers.

(m)	Earnings per share:

Basic earnings per share is computed by dividing net earnings for the year by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

(n)	Asset retirement obligations:

The Company’s accounting for asset retirement obligations applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is identified and a reasonable estimate of fair value can be made. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Upon settlement of the liability, a gain or loss is recorded. The Company records asset retirement obligations primarily associated with decommissioning and restoration costs. The Company will make assessments as to the reasonableness of its asset retirement obligation estimates when conditions change and revise those estimates accordingly. The respective asset and liability balances are adjusted with the corresponding increase or decrease expensed in future periods.

The long-term asset retirement obligation is based on environmental plans, in compliance with the current environmental and regulatory requirements. Accretion expense is charged to the statements of earnings based on application of an interest component to the existing liability.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(o)	Exploration costs:

The Company accounts for exploration expenditures by expensing such costs until management’s evaluation indicates, through pre-feasibility or other assessments, that the property has mineral reserves and/or resources with the potential of being developed into a mine.

3.	Adoption of new accounting standards

(a)	Financial instruments:

On January 1, 2007, the Company prospectively adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments—Recognition and Measurement, and Section 3865, Hedges.

Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net earnings and OCI. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, and the effective portion of changes in fair value of cash flow hedging instruments. These consolidated financial statements include statements of comprehensive income. Cumulative changes in OCI are included in AOCI, which is presented as a new category of shareholders’ equity on the balance sheet.

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives, prescribing when these items must be recognized on the balance sheet and whether fair value or cost-based measures should be applied. It also specifies how to present financial instrument gains and losses.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

Hedges

Section 3865 establishes criteria that must be satisfied in order for hedge accounting to be applied. It sets standards for the identification, designation, documentation and effectiveness of hedging relationships.

Impact upon adoption of Sections 1530, 3855 and 3865

As required, the Company applied these standards on a prospective basis; accordingly, comparative amounts for prior periods have not been restated.

The Company recorded the following transition adjustments as at January 1, 2007:

•

Reduction to opening retained earnings of $1,193, net of taxes, representing changes made to the value of certain financial instruments, other than available-for-sale assets, in compliance with the measurement basis under the new standards;

•

Increase to opening retained earnings of $188, net of taxes, to recognize the remaining deferred gain from cash flow hedging relationships that became ineligible for hedge accounting and were terminated prior to January 1, 2007. The hedging relationships had used US dollar put options to hedge against forecasted US dollar sales;

•	Recognition in accumulated other comprehensive income (“AOCI”) of $448, net of taxes, related to the gain on available-for-sale financial assets; and

•	Reclassification to AOCI of $37, net of taxes, of net foreign currency losses that were previously presented as a separate item in shareholders’ equity at their gross amount of $57.

(b)	Accounting changes:

Effective January 1, 2007, the Company adopted the revised CICA Section 1506 Accounting Changes, which requires that (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information; (ii) changes in accounting policies are accompanied with restated amounts for prior periods and reasons for the change; and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(c)	Future accounting changes:

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments—Disclosures, and Section 3863, Financial Instruments—Presentation. These new standards will be applicable to the Company on January 1, 2008. As these standards address only disclosure requirements, the Company does not expect there will be a material impact on the financial statements.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Section 3861, Financial Instruments—Disclosure and Presentation, revising and enhancing disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Inventories

In June 2007, the CICA issued section 3031, Inventories, replacing the existing section 3030. The new section will be applicable to the Company on January 1, 2008. This section requires measurement of inventories at the lower of cost and net realizable value; clarifies allocation of overheads and other costs to inventory; requires consistent use of either first-in, first-out or weighted average to measure inventories; requires that insurance and capital spares be accounted for as property, plant and equipment; and requires reversal of any previous write-downs when there is a subsequent increase in the value of inventories. The Company is assessing the impact, if any, of the adoption of this new Section on its consolidated financial statements.

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. The new Section will be applicable to the Company on January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

intangible assets by profit-oriented enterprises. The Company is assessing the impact, if any, of the adoption of this new Section on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	Inventories

	2007	2006
Work-in-process	$112,177	$93,941
Finished goods	53,518	54,849
Material and supplies	18,044	15,052

	$183,739	$163,842

5.	Asset impairment losses

In December 2007, the Company recorded an asset impairment loss of $15,113 on its Balmat zinc mine which has been reflected as an increase in accumulated depreciation and amortization. The Company determined that the carrying value was not recoverable, and therefore the carrying value of the Balmat property, plant and equipment has been written down to their fair value of $23,600 based on the discounted value of future cash flows.

The Company has also recorded an impairment loss of $5,059 on its available-for-sale investment in listed shares. As a result, the impairment loss has been removed from OCI and recognized in earnings.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

6.	Property, plant and equipment

2007	Cost	Accumulated depreciation and amortization	Net book value
Property, plant and equipment	$389,229	$79,565	$309,664
Mine development	272,355	148,677	123,678
Mineral exploration properties	16,992	—	16,992

	$678,576	$228,242	$450,334

2006
Property, plant and equipment	$339,164	$46,325	$292,839
Mines under development - Balmat zinc mine	26,534	—	26,534
Mine development	180,121	72,442	107,679
Mineral exploration properties	16,992	—	16,992

	$562,811	$118,767	$444,044

The Balmat mine began commercial production on January 1, 2007. During 2006, all expenditures associated with the mine start-up, including pre-production operating costs net of revenues, were classified as mine under development.

Included in property, plant and equipment are the following:

	2007	2006
Property, plant and equipment under construction or development	$23,859	$13,776

Equipment under capital leases:
Cost	$18,109	$18,109
Less accumulated depreciation	5,244	3,693

	$12,865	$14,416

	2007	2006
Amortization expense related to equipment under capital leases	$1,551	$1,871

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

7.	Other assets

	2007	2006
Long-term portion of future tax asset (note 14b)	$21,261	$18,941
Cash held in trust (note 9a)	3,289	—
Available-for-sale investments, at fair value (2006 at cost)	2,706	6,823
Environmental deposits	1,165	1,165
Long-term portion of fair value of derivatives (note 18c)	958	1,631

	$29,379	$28,560

Available-for-sale investments consist of investments in listed shares that have no fixed maturity date or coupon rate. Gains and losses are recorded in other comprehensive income and are included in earnings and in investing activities on the statements of cash flows when realized.

8.	Current portion of other liabilities

	2007	2006
Current portion of:
Long-term debt (note 9)	$7,294	$4,000
Pension obligation (note 10)	14,586	16,554
Other employee future benefits (note 11)	2,007	2,282
Accrued retirement obligation (note 12)	3,195	—
Obligations under capital leases (note 13)	3,370	4,032
Future income taxes payable (note 14b)	51	543
Fair value of derivatives (note 18c)	10,975	527
Interest payable on long-term debt	127	149

	$41,605	$28,087

9.	Long-term debt

	2007	2006
Senior Secured Notes (a)	$3,208	$3,380
Province of Manitoba (b)	7,294	10,834

	10,502	14,214

Less current portion of long-term debt	7,294	4,000

	$3,208	$10,214

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(a)	Senior secured notes:

On December 21, 2004, a subsidiary of the Company issued US$175 million Senior Secured Notes (“Notes”) bearing interest at 9.625% per annum with interest payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2005. The Notes were scheduled to mature on January 15, 2012. Subsequent to the issuance of the Notes, the subsidiary that issued the Notes amalgamated with HBMS.

During 2006, the Company used operating cash flow to repurchase US$110.9 million of the Notes in the open market. In addition, on November 22, 2006, HBMS commenced a cash tender offer for the remaining US$45.1 million aggregate outstanding principal amount of the Notes at that time, of which approximately US$42.2 million aggregate principal amount of the Notes were purchased in December 2006, reducing the outstanding notional amount of the Notes to US$2.9 million. The Company paid a premium for these purchases in the amount of $20,072 that was recorded as an expense in 2006.

On February 21, 2007, HBMS completed the covenant defeasance of HBMS outstanding 9 5/8% Senior Secured Notes due 2012 (“the Notes”). The covenant defeasance involved the irrevocable deposit in trust by HBMS with The Bank of New York, as trustee, of approximately US$3,316 of 3.25% U.S. government securities, such amount being sufficient to pay the principal of US$2,900 at the time of covenant defeasance, and interest and premium on the outstanding Notes to the redemption date of January 15, 2009. Pursuant to the terms of the indenture governing the Notes, the collateral securing the Notes was released. The cash held in trust has been presented with other assets (note 7).

As at December 31, 2007, the Notes were HBMS’ senior indebtedness obligations and ranked equally in right of payment with all of its existing and future senior indebtedness and senior to all of its existing and future subordinated indebtedness, subject to the security for decommissioning and credit facility noted below. The Notes were guaranteed on a senior basis by the Company’s subsidiaries, HBED and HMS.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

The Company’s interest expense on the Notes was as follows:

	2007	2006
Interest expense	$300	$9,546

(b)	Loan payable:

The interest-free loan from the Province of Manitoba is secured by an irrevocable standby letter of credit issued by a Canadian chartered bank, and the balance of $7.5 million is due on June 14, 2008. The Province of Manitoba loan is classified in the current portion of other liabilities and is recorded at amortized cost, which approximates its fair value. Fair value of the loan was determined using the net present value of the interest-free loan, assuming a discount rate of 6% (2006—6%). The discounted loan amount is being accreted to the principal amount through annual accretions with an offsetting charge to interest expense. Non-cash interest expense for the year was $459 (2006—$770). The Province can declare all indebtedness to be due and payable in full if the Company fails to maintain, among other things, agreed levels of exploration expenditures and employment, or if it ceases to maintain a corporate presence in Manitoba. The Company is in compliance with these conditions.

(c)	Credit facility:

As at December 31, 2007, the Company had an $80 million revolving credit facility maturing on February 29, 2008. Subsequent to December 31, 2007, the maturity date was extended to February 27, 2009.

The borrowings under this facility may be made in either Canadian dollars in the form of (a) Prime Rate Advances or (b) Bankers’ Acceptances or in United States dollars in the form of (i) United States Base Rate Advances or (ii) London Interbank Offered Rate (LIBOR) loans. Borrowings under these facilities bear interest, when drawn, at a rate that varies based on the type of borrowing. Canadian or US dollar denominated letters of credit or guarantees may also be used against this facility. The credit facility and the Company’s existing swap agreements are secured by a first charge on the issued shares, inventory, inventory-related receivables and certain cash. As of December 31, 2007 there were no amounts drawn under the facility. The Company is in compliance with covenants under this credit facility.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

10.	Pension obligation

The Company maintains several non-contributory and contributory defined benefit pension plans for certain of its employees.

The Company uses a December 31 measurement date for all of its plans. For the Company’s significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2007 using data as at December 31, 2006. For these plans, the next actuarial valuation required for funding purposes will be performed as at December 31, 2007. Any actuarial gains or losses over 10 per cent of the greater of the obligation and the fair value of assets are amortized over the expected service life of the plan population.

The defined benefit pension plans have been amended to grant benefit improvements for past service. The Company has elected to amortize these past service costs over three years.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

Information about the Company’s pension plans is as follows:

	2007	2006
Obligations and funded status:
Change in pension obligation:
Obligation, as at January 1	$258,140	$244,772
Service cost	8,471	8,671
Interest cost	13,958	12,955
Employee contributions	167	157
Actuarial gain	(7,137)	(8,761)
Plan amendments	—	12,323
Benefits paid	(9,105)	(11,977)

Obligation, at December 31	264,494	258,140

Change in pension plan assets:
Fair value of plan assets, at January 1	200,874	174,028
Actual return on plan assets	8,611	18,522
Employer contributions	18,094	20,144
Employee contributions	167	157
Benefits paid	(9,105)	(11,977)

Fair value of plan assets, at December 31	218,641	200,874

Unfunded status of plans at end of year	(45,853)	(57,266)
Unamortized past service costs	4,107	8,215
Unamortized net actuarial gain	(11,686)	(9,178)

Net amount recognized at December 31	(53,432)	(58,229)
Less current portion	(14,586)	(16,554)

	$(38,846)	$(41,675)

The Company plans to settle its obligations under the pension plans for former employees of the Ruttan mine, which was closed in 2002, once arrangements are finalized with an insurance company. The arrangement will involve purchasing insurance contracts by which the insurer assumes all of the Company’s risks and obligations under the plans.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

Pension expense includes the following components:

	2007	2006
Service cost	$8,471	$8,671
Interest cost	13,958	12,955
Actual asset return (gain)	(8,611)	(18,522)
Actuarial loss (gain)	(7,137)	(8,761)
Plan amendments	—	12,323

Costs arising in the year	6,681	6,666
Difference in costs arising and recognized in the year:
Actual return on plan assets	(4,698)	6,054
Actuarial loss	7,206	8,770
Plan amendments	4,107	(8,215)

Defined benefit pension expense	13,296	13,275
Defined contribution pension expense	898	474

	$14,194	$13,749

Additional information:

The weighted average assumptions used in the determination of the accrued benefit expense and obligations were as follows:

	2007	2006
To determine the net benefit expense for the year:
Discount rate - defined benefit	5.25%	5.00%
Discount rate - defined contribution	4.23%	4.04%
Expected return on plan assets	6.50%	7.00%
Rate of compensation increase	2.35%	2.35%*

To determine the accrued benefit obligations at the end of the year:
Discount rate - defined benefit	5.50%	5.25%
Discount rate - defined contribution	4.23%	4.11%
Rate of compensation increase	2.35%	2.35%*

*	plus a merit and promotion scale

The Company’s pension cost is significantly affected by the discount rate used to measure obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets.

The Company reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

The Company considers the following factors in estimating the expected future rate of return on pension assets:

(i)	Duration of pension plan liabilities; and

(ii)	Types of investment classes in which the plan assets are invested and the expected compound returns on those investment classes.

Plan assets:

The pension plan asset allocations, by asset category, are as follows:

	2007		2006
	Weighted average	Target	Weighted average	Target
Equity securities	48%	52%	51%	52%
Debt securities	52%	48%	49%	48%

	100%	100%	100%	100%

The Company’s primary quantitative investment objectives are maximization of the long-term real rate of return, subject to an acceptable degree of investment risk, and preservation of principal. Risk tolerance is established through consideration of several factors, including past performance, current market conditions and the funded status of the plan.

With the exception of fixed income investments and non-North American equities, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

11.	Other employee future benefits

The Company sponsors several post-employment benefit plans and uses a December 31 measurement date. Information about the Company’s post-retirement and other post-employment benefits is as follows:

	2007	2006
Obligations and funded status:
Change in other employee future benefits:
Obligation, at January 1	$79,013	$74,781
Service cost	2,350	1,781
Interest cost	4,127	3,914
Actuarial (gain) loss	(3,889)	698
Benefits paid	(1,991)	(2,161)

Obligation, at December 31	79,610	79,013

Change in plan assets:
Fair value of plan assets, at January 1	—	—
Employer contributions	1,991	2,161
Benefits paid	(1,991)	(2,161)

Fair value of plan assets at December 31	—	—

Unfunded status of plans at end of year	(79,610)	(79,013)
Unamortized net actuarial loss	7,450	11,648

Net amount recognized at December 31	(72,160)	(67,365)
Less current portion	(2,007)	(2,282)

	$(70,153)	$(65,083)

Other employee future benefits expense includes the following components:

	2007	2006
Service cost	$2,350	$1,781
Interest cost	4,127	3,914
Actuarial (gain) loss	(3,889)	698

Costs arising in the period	2,588	6,393
Difference in costs arising and recognized in period:
Actuarial (gain) loss	4,198	(148)

Other employee future benefits expense	$6,786	$6,245

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

Additional information:

The weighted average assumptions used in the determination of other employee future benefits expense and obligations are as follows:

	2007	2006
To determine net benefit expense for the year:
Discount rate	5.25%	5.1%
Weighted average health care trend rate	8.2%	8.7%
To determine benefit obligation at end of year:
Discount rate	5.5%	5.25%
Weighted average health care trend rate	7.8%	8.2%

The weighted average health care cost trend rate used in measuring other employee future benefits was assumed to begin at 7.8% in 2008, gradually declining to 4.6% by 2015 and remaining at those levels thereafter.

If the health care cost trend rate was increased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have increased as follows:

	2007	2006
Accumulated post-retirement benefit obligation	$16,919	$16,486
Aggregate of service and interest cost	1,533	1,439

If the health care cost trend rate was decreased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have decreased as follows:

	2007	2006
Accumulated post-retirement benefit obligation	$13,193	$12,839
Aggregate of service and interest cost	1,167	1,103

The Company’s post-retirement and other post-employment benefit cost is materially affected by the discount rate and health care cost trend rates to measure obligations.

The Company reviews the assumptions used to measure post-retirement and other post-employment benefit costs (including the discount rate) on an annual basis.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

Any actuarial gains or losses over 10 per cent of the obligation are amortized over the expected service life of the plan population.

12.	Asset retirement obligations

The Company’s asset retirement obligations relate to the reclamation and closure of currently operating mines and metallurgical plants and closed properties.

	2007	2006
Balance, beginning of year	$33,548	$29,219
Obligations recognized during the year	5,796	2,076
Revisions in estimated cash flows	(2,458)	955
Obligations settled during the year	(1,927)	(1,456)
Obligations assumed through acquisition of WPCR	—	388
Obligations removed though sale of ScoZinc	—	(326)
Accretion expense	3,282	2,692

Balance, end of year	38,241	33,548
Less current portion	3,195	—

	$35,046	$33,548

Total undiscounted future cash flows required to settle the decommissioning and restoration asset retirement obligations are estimated to be $65.2 million (2006—$60.3 million) before adjusting for inflation, market, and credit risk. Credit adjusted risk-free rates ranging from 9.0% to 9.5% (2006—7.5%) have been used to determine the additional obligations recognized during the year. The Company’s asset retirement obligations were revised in 2007 to reflect changes in timing of estimated cash flows. The majority of the Flin Flon Metallurgical complex expenditures were extended to 2020, and there were also minor adjustments to certain other spending estimates. The net effect was a reduction in the obligations of $2,458. Management anticipates that the asset retirement obligations will substantially be settled at or near the closure of the mining and processing facilities, anticipated to occur from 2012 to 2020.

In view of the uncertainties concerning environmental remediation, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts provided. The estimate of the total liability for asset retirement obligation costs is subject to change based on amendments to laws and regulations and as new information concerning the Company’s operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

Company operates. The Company is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

13.	Obligations under capital leases

The Company has entered into capital lease obligations for equipment.

	2007	2006
Lease obligations	$4,981	$9,011
Less current portion of obligations	3,370	4,032

	$1,611	$4,979

The following represents the minimum lease payments for equipment used in operations for the next three years:

2008	$3,556
2009	1,523
2010	101

5,180
Less imputed interest	199

$4,981

The capital lease average interest rate was 5.4% and is fixed for the term of the leases that expire 2008 to 2010. Interest expense on capital leases in 2007 was $399 (2006 - $611).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

14.	Income and mining taxes

(a)	Tax expense (benefit):

		2007	2006
Tax expense (benefit) applicable to:

Current	- income taxes	$407	$1,188
	- mining taxes	31,770	28,860

		32,177	30,048

Future	- income taxes	104,063	(123,484)
	- mining taxes	2,077	(28,104)

		106,140	(151,588)

Tax expense (benefit)		$138,317	$(121,540)

Certain previously unrecognized tax losses and other deductible temporary differences have been recognized during the year, having the effect of increasing the future tax asset and reducing tax expenses by $39,188.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(b)	Future tax assets and liabilities as represented on the balance sheet:

	2007	2006
Future tax asset
Current portion	$43,809	$154,063
Long-term portion (note 7)	21,261	18,941

	65,070	173,004

Future tax liabilities
Current portion (note 8)	51	543
Long-term portion	718	582

	769	1,125

	$64,301	$171,879

Future tax assets and liabilities are composed of:

	2007	2006
Future income tax asset (note 14e)	$39,043	$144,900
Future income tax liability (note 14e)	(769)	(1,125)
Future mining tax asset (note 14f)	26,027	28,104

	$64,301	$171,879

(c)	Changes in future tax assets and liabilities:

	2007	2006
Balance, beginning of year	$171,879	$24,534
Future tax (expense) recovery	(106,140)	151,588
Flow-through shares	(7,251)	(3,659)
Financial instruments transition
- retained earnings	568	—
- OCI	(77)	—
Current OCI transactions	3,321	—
Pre-production investment tax credit	1,913	—
Other	88	(584)

Balance, end of year	$64,301	$171,879

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(d)	Reconciliation to statutory tax rate:

As a result of Canadian mining operations, the Company is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

Income tax expense (benefit) differs from the amount that would be computed by applying the statutory income tax rates to income before income taxes. A reconciliation of income taxes calculated at the statutory rates to the actual tax provision is as follows:

	2007	2006
Statutory tax rate	36.04%	38.74%

Tax expense at statutory rate	$131,710	$171,411

Effect of:
Resource and depletion allowance, net of resource tax recovery	(12,023)	(30,279)

Adjusted income taxes	119,687	141,132
Mining taxes	33,847	28,860

	153,534	169,992
Temporary income tax differences not recognized	13,217	2,136
Tax benefit not recognized	2,123	—
Permanent differences related to capital items	848	—
Permanent difference related to stock based compensation	4,327	2,271
Other income tax permanent differences	7,773	4,478
Recognition of prior years’ income tax temporary differences	(39,188)	(272,313)
Recognition of prior years’ mining tax temporary differences	—	(28,104)
Impact related to reduction of tax rates	(4,317)	—

Tax expense (benefit)	$138,317	$(121,540)

Tax provision (benefit) applicable to:
Current taxes	$32,177	$30,048
Future taxes	106,140	(151,588)

Tax expense (benefit)	$138,317	$(121,540)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(e)	Income tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the future tax assets or future tax liabilities at December 31, 2007 and 2006 are as follows:

	2007	2006
Future income tax assets (liabilities):
Property, plant and equipment	$(20,313)	$31,454
Pension obligation	15,471	21,032
Other employee future benefits	19,901	24,332
Asset retirement obligations	10,271	10,554
Non-capital losses (see (g) below)	37,847	121,506
Share issue and debt costs	6,422	9,795
Capital losses	2,115	—
Other	3,974	453

	75,688	219,126
Less valuation allowance	36,645	74,226

Net future tax asset (note 14b)	39,043	144,900
Less current portion	33,498	137,842

	$5,545	$7,058

	2007	2006
Future income tax liability:
Derivatives and other timing differences (note 14b)	$769	$1,125
Less current portion	51	543

	$718	$582

The income tax valuation allowance represents management’s best estimate of the allowance necessary to reflect the future income tax assets at an amount that the Company considers is more likely than not to be realized. The Company’s valuation allowance provides for long term obligations that are deductible expenses for tax purposes related to asset retirement obligations and other assets that are more unlikely than not to be realized.

(f)	Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2007 and 2006 are as follows:

	2007	2006
Future mining tax assets:
Property, plant and equipment	$39,013	$53,705
Less valuation allowance	12,986	25,601

Net future tax asset (note 14b)	26,027	28,104
Less current portion	10,311	16,221

	$15,716	$11,883

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

The mining tax valuation allowance represents management’s best estimate of the allowance necessary to reflect the future tax assets at an amount that the Company considers is more likely than not to be realized. The Company’s mining tax valuation allowance provides for future mining tax assets expected to be realized beyond the next three years. This recognition period is considered appropriate due to the lower depreciation rate applied to assets for mining tax purposes, which extends the timeframe for realization of future mining tax assets, as well as the uncertainties of future longer-term metal prices and exchange rates and will continue to be reviewed as circumstances change.

(g)	Non-capital losses:

At December 31, 2007, the Company had cumulative non-capital losses of $96,028 in Canada and net operating losses of US$15,398 in the US. The benefit of the Canadian non-capital losses has been recognized on the balance sheet. The US net operating losses have not been recognized.

The Canadian non-capital losses expire as follows:

2013	$75,120
2014	3,488
2015	8,016
2026	9,404

$96,028

The US net operating losses were incurred between 2004 and 2007 and have a 20-year carry-forward period.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(h)	Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings, and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company’s business. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

15.	Share capital

(a)	Preference shares:

Authorized:

Unlimited preference shares

(b)	Common shares:

Authorized:

Unlimited common shares

Issued:

	2007		2006
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	126,006,001	$308,441	84,807,452	$143,611
Exercise of warrants	3,352	13	37,061,332	168,028
Automatic exchange of warrants	—	—	643,294	628
Exercise of options	1,344,559	10,737	2,033,923	11,433
Shares repurchased	(321,300)	(787)	—	—
Issued flow-through shares	—	—	1,460,000	20,075
Tax impact of flow-through shares	—	(7,251)	—	(3,662)
Share issue costs	—	(10)	—	(31,672)

Balance, end of year	127,032,612	$311,143	126,006,001	$308,441

On December 12, 2007, the Company announced a share repurchase program, through the facilities of the Toronto Stock Exchange, for cancellation of up to 9,946,093 common shares (approximately 9.5% of the Company’s public float as of December 11, 2007) by

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

way of a normal course issuer bid, which received regulatory approval the following day. Purchases of common shares will be made from time to time at market prices and in accordance with the rules of the Toronto Stock Exchange. This repurchase program is authorized to be in effect until December 16, 2008.

In December 2007, the Company repurchased for cancellation 321,300 common shares at a net cost of $6,184. The Company has recorded a reduction in share capital of $787. The excess net cost over the average book value of the shares has been recorded as a reduction to contributed surplus of $5,397.

Pursuant to a short form prospectus dated May 30, 2006, the Company offered from treasury common shares as an incentive for holders of its publicly-traded warrants to exercise early such warrants during a 30-day early exercise period commencing June 5, 2006. A total of 998,948,693 warrants were exercised, resulting in the issuance of 35,296,171 shares, including the incentive early exercise shares of 1,997,882 (0.002 per warrant) for cash proceeds of $104,889. Share issue costs of approximately $2,268 were incurred. Eligible warrants of 24,166,512, not exercised as of July 5, 2006, were subject to an automatic exchange of 0.02662 common shares per warrant for a total of 643,294 common shares.

Proceeds from the exercise of warrants of $168,028 represent cash proceeds from the exercised warrants of $111,368, the incentive shares estimated value of $28,371 and the estimated fair value of the warrants of $28,289.

On April 25, 2006, the company issued 1,460,000 flow-through common shares at a price of $13.75 per share for gross proceeds of $20,075 less share issue costs of $1,033. Proceeds from the private placement were used for exploration on the Company’s Canadian properties.

In February 2007, the Company renounced $20,075 of the flow-through financing to investors with an effective date of December 31, 2006. The Company reduced its share capital by $7,251, reflecting a tax rate of approximately 36% applied to the temporary taxable differences created by the renunciation.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(c)	Warrants:

	2007		2006
	Number of Warrants	Amount	Number of Warrants	Amount
Balance, beginning of year	123,101	$3	1,076,082,458	$28,931
Underlying warrants issued	—	—	257,641	—
Automatic exchange of warrants	—	—	(24,166,512)	(628)
Exercised	(100,580)	(2)	(1,051,899,961)	(28,300)
Forfeited	—	—	(150,525)	—

Balance, end of year	22,521	$1	123,101	$3

Warrants outstanding to acquire common shares (30 warrants required to acquire one common share) of the Company at December 31, 2007 have an exercise price of $0.105 and expire December 21, 2009.

(d)	Stock option plan:

Under the Company’s stock option plan (the “Plan”) approved in June 2005, the Company may grant options up to 10% (to a maximum of 8 million issued outstanding options) of the issued and outstanding common shares of the Company to employees, officers, and directors of the Company for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33  1/3% are exercisable immediately, the next 33  1/3% are exercisable after one year, and the last 33  1/3% exercisable after two years. Pursuant to the Plan, options that are not exercised prior to their termination as well as options that have been exercised shall be available for subsequent grants. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with the Company. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted. Certain restrictions apply on the issuance of options pursuant to the Plan.

The fair value of the options granted has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.3% (2006 - 3.38%); dividend yield of 0% (2006 - 0%); volatility factor of 50% (2006 - 43.5%); and a weighted average expected life of these options of 4 years (2006 - 4 years).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

	2007		2006
	Number of shares subject to option	Weighted average exercise price	Number of share subject to option	Weighted average exercise price
Balance, beginning of year	3,183,269	$6.46	3,498,828	$2.66
Granted	1,481,711	21.10	1,971,698	10.57
Exercised	(1,344,559)	5.72	(2,033,923)	3.89
Forfeited	(48,889)	13.74	(253,334)	6.67

Outstanding, end of year	3,271,532	$13.28	3,183,269	$6.46

The weighted average fair value of options granted during the year was $9.12 per option (2006 - $4.05) at the grant date.

The following table summarizes the options outstanding at December 31, 2007:

Number of options outstanding	Exercise price	Remaining contractual life (years)	Number of options exercisable
752,851	$2.59	7.4	752,851
16,667	3.00	0.9	16,667
50,000	3.35	7.8	50,000
791,627	9.70	8.2	328,873
175,000	14.06	8.4	75,000
60,000	17.77	8.9	40,000
1,185,387	20.80	9.2	375,346
60,000	21.50	9.9	20,000
20,000	21.75	9.1	6,666
60,000	22.20	9.9	20,000
100,000	23.74	9.6	33,333

3,271,532	$13.28		1,718,736

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(e)	Contributed surplus:

	2007	2006
Balance, beginning of year	$13,098	$10,015
Stock-based compensation expense	11,979	6,201
Transfer to common share on exercise of stock options	(3,047)	(3,128)
Shares repurchased	(5,397)	—
Warrants cancelled/expired	—	10

Balance, end of year	$16,633	$13,098

(f)	Earnings per share data:

	2007	2006
Net earnings available to common shareholders	$227,139	$563,991
Weighted average common shares outstanding	126,847,106	105,979,721
Plus net incremental shares from assumed conversions:
Warrants	1,185	12,038,968
Stock options	1,659,263	2,315,512

Diluted weighted average common shares	128,507,554	120,334,201

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

16.	Other comprehensive income (loss) (“OCI”)

2007
Accumulated OCI (loss), beginning of year:
Investments (net of tax of $97)	$448
Currency translation adjustments (net of tax of $20)	(37)

Accumulated OCI (loss), beginning of year	411

OCI (loss) for the year:
Effective portion of changes in fair value of cash flow hedges	(8,372)
Changes in fair value of investments	(5,622)
Less reclassified to earnings as impairment	5,059
Currency translation adjustments	(198)

OCI (loss), before tax	(9,133)
Income tax benefit related to OCI	3,321

OCI (loss), net of tax for the year	(5,812)

Accumulated OCI (loss), end of year
Cash flow hedge loss (net of tax of $3,145)	(5,227)
Investments (net of tax of $7)	(11)
Currency translation adjustments (net of tax of $92)	(163)

Accumulated OCI (loss), end of year	(5,401)
Retained earnings, end of year	868,857

Accumulated OCI (loss) and retained earnings, end of year	$863,456

17.	Contingencies

The Company and its subsidiaries are involved in various claims and litigation arising in the ordinary course and conduct of business. As the outcomes are uncertain, no amounts have been recorded in these consolidated financial statements.

The significant claims and litigation matters are as follows:

(a)	Statements of claim were filed against Saskatchewan Power Corporation (“SaskPower”), HBMS and Churchill River Power Company Limited (“CRP”) on February 10, 1995, seeking an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. These claims were filed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydro Electric Station in Saskatchewan, which were transferred by CRP, formerly a wholly-owned subsidiary of HBMS, to SaskPower in 1981. Based on the current knowledge of management, the ultimate resolution of the claims will not be material to the consolidated financial position.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(b)	On December 20, 2004, a Statement of Claim was filed by the Peter Ballantyne Cree Nation against SaskPower, the Government of Canada and the Province of Saskatchewan. The action claims damages alleged as a result of the operation and use of the Whitesand Dam and Island Falls Hydro-Electric Station. HBMS and CRP have not been named as parties in the action. It has come to our attention that CRP, a former subsidiary of HBMS that was dissolved, has been revived by SaskPower for the purpose of taking legal action against CRP for alleged breaches by CRP of its obligations under a certain Purchase and Sale Agreement made in 1981. At present, the resolution of any claim that will be advanced against CRP or HBMS is not reasonably determinable.

(c)	On March 2, 2007, a Statement of Claim was issued in the Manitoba Court of Queen’s Bench by Callinan Mines Limited against HBMS seeking declaratory relief, an accounting and an undisclosed amount of damages in connection with a Net Profits Interest and Royalty Agreement between HBMS and Callinan Mines Limited dated January 1, 1988. HBMS has retained legal counsel and the likelihood of success and materiality of this claim is not reasonably determinable. See Note 20(c)(i) for more information.

18.	Financial instruments

The Company’s main types of financial instruments are cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, investments, cash held in trust, long-term debt and derivatives.

(a)	Risk management using financial instruments:

The Company from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. The Company’s policy objective for hedging risk is to reduce the volatility of future earnings and cash flow within the economic goals of the Company. Hedge accounting is applied when certain criteria have been met. The Company does not use derivative financial instruments for trading or speculative purposes.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(i)	Foreign currency risk:

The Company is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Company entities. The currency giving rise to this risk is primarily US dollars. The Company may use forward exchange or currency collar contracts to limit the effects of movements in exchange rates on foreign currency-denominated assets and liabilities and future anticipated transactions.

The Company holds put options securing the right, but not the obligation, to sell US$4.375 million per quarter at $1.20482, continuing to January 2009. The options have been classified as non-hedge derivative assets and recorded at their fair value of $4,901 as at December 31, 2007. Gains have been presented in gain (loss) on derivative instruments on the statements of earnings.

(ii)	Commodity price risk:

From time to time, the Company maintains price protection programs and conducts commodity price risk management through the use of forward sales contracts, spot deferred contracts, option contracts and commodity collar contracts.

Non-hedge contracts

The Company has entered into sales contracts with customers to provide zinc and zinc oxide at fixed prices. These forward physical sales contracts expose the Company to changes in market prices of zinc. The Company manages the risk associated with these contracts by entering into forward zinc purchase contracts to convert the fixed price to a floating price arrangement. At December 31, 2007, the Company had outstanding forward contracts to purchase 8,710 tonnes of zinc at prices ranging from US$2,203 to US$3,545 per tonne with settlement dates extending out up to one year. The forward zinc purchase contracts have been recorded as non-hedge net derivative liabilities at their fair value of $4,225 as at December 31, 2007. Gains and losses on these contracts are recorded in revenues.

Under the provisions of Section 3855, the Company now accounts for certain of its forward physical zinc customer sales contracts as derivatives. The mark-to-market gains and losses recorded on these physical zinc customer sale contracts offset in part the mark-to-market gains and losses recorded on the forward zinc purchase

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

contracts described above. At December 31, 2007, the Company recorded as derivatives physical zinc customer sales contracts for 6,743 tonnes of zinc at prices ranging from US$2,303 to US$3,296 with settlement dates extending out up to one year. The Company has recorded their fair value of $3,587 as non-hedge net derivative assets. Gains and losses on these contracts are recorded in revenues.

The Company has separated and recorded at fair value embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in operating expenses for purchase concentrate contracts. The Company records the embedded derivatives in accounts receivable for sales contracts and in accounts payable for purchase concentrate contracts.

At December 31, 2007, the Company’s net position on these embedded derivatives consisted of contracts awaiting final pricing for:

•	Sales of 907 tonnes of zinc

•	Purchases of 5,034 tonnes of copper

•	Sales of 279 ounces of gold

•	Purchases of 60,767 ounces of silver

The Company records mark-to-market adjustments (both gains and losses) in revenue for sales contracts and in operating expenses for purchase concentrate contracts.

Cash Flow Hedges

During the year, the Company entered into commodity swap contracts to hedge prices for a portion of future sales of zinc and copper. The risk management objective for these hedging relationships is to mitigate the impact on the Company of fluctuating market zinc and copper prices. Cash flow hedge accounting has been applied to the hedging relationships under Section 3865. The commodity swap contracts have been recorded as hedging net derivative liabilities at their fair value of

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

$26,449 as at December 31, 2007. For the year ended December 31, 2007, pre-tax net losses of $8,372 were recorded to OCI for the effective portion of the cash flow hedges, and pre-tax net gains of $1,061 were recorded in earnings for the ineffective portion. This gain has been included in gain (loss) on derivative instruments. The Company also recorded a loss on derivative instruments of $9,254 in earnings equal to the change in fair value between the trade date of the commodity swap contracts and the designation date for the hedging relationships. Cash flows related to the commodity swap contracts are classified in operating activities.

In December 2007, the Company terminated certain of the zinc commodity swap contracts. The related hedging relationships were discontinued prospectively, and gains and losses in OCI will be reclassified to earnings when the hedged anticipated future zinc sales occur.

Of the $8,372 pre-tax loss deferred in AOCI at December 31, 2007, management estimates that gains of $2,447 will be reclassified to earnings in the next twelve months. This will happen when the anticipated future zinc and copper sales take place.

The following commodity swaps have been classified as cash flow hedges:

	Metric tonnes	Weighted average price US$/MT	Fair value of net derivative liability
Zinc swaps – US$ denominated contracts:
Maturing between 2 to 3 years	10,200	2,250	$950

Copper swaps – US$ denominated contracts:
Maturing in 1 year	4,200	5,050	6,645
Maturing between 1 to 2 years	5,100	4,650	9,221
Maturing between 2 to 3 years	5,100	4,300	9,633

	14,400	4,643	25,499

Total fair value of net derivative liability at December 31, 2007			$26,449

(iii)	Interest rate risk:

Interest rates on the Company’s debt and cash held in trust are disclosed in note 9. The Company invests its cash and cash equivalents in highly liquid, interest-bearing investments with original maturities of three months or less.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(iv)	Credit risk:

Management has a credit policy in place, and the exposure to credit risk is monitored on an ongoing basis. The Company uses credit insurance to mitigate exposure to credit risk in its receivables. Transactions involving derivatives are with creditworthy counterparties. The Company’s swap agreements are governed by master agreements. Management does not expect any counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative assets on the balance sheet.

(b)	Financial instruments at fair value through earnings – changes in value:

Financial instruments and non-financial derivatives classified as fair value through earnings include US dollar put options, non-hedge derivative zinc contracts, and embedded derivatives relating to provisional pricing. For the year ended December 31, 2007, the total amount of change in fair value that has been recognized in earnings for these items was a net gain of $3,785.

The Company has chosen to designate its Senior Secured Notes and related cash held in trust as fair value through earnings. For the year ended December 31, 2007, the total amount of change in fair value that has been recognized in earnings for these items was a net gain of $164.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

(c)	Fair values of financial instruments:

Fair value of derivatives, as presented on the balance sheet:

December 31, 2007	US dollar put options	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Other	Total
Fair value of derivative assets
Current portion	$3,943	$3,692	$—	$—	$7,635
Long-term portion (note 7)	958	—	—	—	958

	4,901	3,692	—	—	8,593

Fair value of derivative liabilities
Current portion (note 8)	—	4,330	6,645	—	10,975
Long-term portion	—	—	19,804	—	19,804

	—	4,330	26,449	—	30,779

	$4,901	$(638)	$(26,449)	$—	$(22,186)

December 31, 2006	US dollar put options	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Other	Total
Fair value of derivative assets
Current portion	$941	$1,638	$—	$—	$2,579
Long-term portion (note 7)	1,631	—	—	—	1,631

	2,572	1,638	—	—	4,210

Fair value of derivative liabilities
Current portion (note 8)	—	233	—	294	527
Long-term portion	—	—	—	—	—

	—	233	—	294	527

	$2,572	$1,405	$—	$(294)	$3,683

Fair value of derivatives is determined based on internal valuation models that reflect forward market commodity prices where available, currency exchange rates, and discount factors based on market US dollar interest rates. Valuations assume all counterparties have a high credit rating.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

19.	Investment in joint ventures

CMMSA, an entity incorporated under the laws of the Grand Duchy of Luxembourg, is a joint venture in which the Company holds a 50% interest. The joint venture, together with its wholly-owned subsidiary, Considar Metal Marketing Inc. (“CMM”), carries on the business of providing metal marketing to customers in various metal-related industries.

The following is a summary of the Company's 50% pro rata share of the book value of the assets, liabilities, revenue and expenses of the CMMSA joint venture. Previous to the end of 2005, substantially all of the Company's sales were transacted with CMM. The Company changed its sales agreement with CMM to an agency agreement for copper and precious metal products effective January 1, 2006 and for the zinc and zinc oxide products effective June 1, 2006. As a result of this agreement, the Company retains title to the copper and precious metals until the ultimate sale to customers. In order to facilitate this agreement, the Company, in effect, on December 31, 2005 acquired the inventory of CMM. This purchase resulted in a reversal of the originating sales transactions associated with these products. Therefore the net result was the removal of any associated profit margin and inclusion of the associated inventories in the financial statements of the Company.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

This information is presented on a non-consolidated basis.

	2007	2006
Assets
Current assets	$4,164	$8,447
Property, plant and equipment	58	72

Liabilities
Current liabilities	$2,458	$6,962
Future income taxes payable	51	28

Sales	$20,788	$88,534

Costs and expenses:
Operating, general and administrative	20,442	92,788
Depreciation and amortization	25	29
Gain on derivative instruments	—	(1,426)

	20,467	91,391

Other income	66	113
Interest expense	(20)	(16)

Earnings before tax	367	(2,760)
Tax expense (benefit)	78	(1,408)

Net earnings	$289	$(1,352)

Cash flows:
Operating activities	$1,259	$(1,691)
Investing activities	(11)	(8)

20.	Commitments

(a)	Operating lease commitments:

The Company has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to four years. The aggregate remaining minimum annual lease payments required for the next four years are as follows:

2008	$398
2009	214
2010	152
2011	102

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

Through its joint venture interest in CMMSA, as at December 31, 2007, the Company has various lease commitments for facilities and equipment which expire in periods ranging from one to four years. The aggregate remaining minimum annual lease payments, representing 50% of CMMSA's commitment, required for the next four years are as follows:

2008	$111
2009	121
2010	121
2011	33

The Company has recorded operating lease expense of $827 (2006 - $2,228), including $113 (2006 - $114) for the 50% share of the CMMSA leases.

(b)	Buy-sell commitments:

The Company has a commitment to purchase copper concentrate based on a schedule of payments rather than actual physical delivery. The contract contemplates delivery of up to 72,000 dry metric tonnes in 2008.

The Company also has a long-term agreement for the purchase of 20% of another mine’s annual copper concentrate production or approximately 26,000 dry metric tonnes each year. The term of this agreement is to 2015 and is subject to certain termination rights effective after December 31, 2008.

The Company has a life of mine agreement to sell all the concentrate produced from the Balmat Mine. The Company has another agreement with the same party to buy suitable concentrates to be delivered to Flin Flon in quantities up to 40% of the Balmat life of mine concentrate production.

Payment for the above-mentioned purchased concentrates is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If the Company cannot process the contracted tonnage in a timely manner, management believes the Company will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

The Company relies partly on processing purchased concentrates to contribute to operating earnings by covering a portion of fixed costs. The continued availability of such concentrates at economic terms beyond the expiry of current existing contracts cannot be determined at this time.

(c)	Other commitments and agreements:

(i)	Respecting the Callinan claims, the Company is subject to a royalty payment of $0.25 per ton of ore milled and, if aggregate cash flow for the year and cumulative cash flow are positive, a net profits interest of 6 2/3% of the net proceeds of production. During the year, cumulative cash flow became positive and payments were made according to the terms of the agreement.

(ii)	HBMS has a profit-sharing plan whereby 10% of HBMS’s after-tax earnings (excluding provisions or recoveries for future income and mining tax) calculated in accordance with Canadian generally accepted accounting principles for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel. An expense of $42,601 (2006—$47,295) has been accrued in these financial statements.

(iii)

HBMS entered into a security agreement dated March 31, 1999 in favour of the Province of Saskatchewan in respect of its reclamation undertakings in Saskatchewan. As security for the implementation of decommissioning plans in respect of its undertakings in Saskatchewan, HBMS has granted to the Province of Saskatchewan a first priority security interest in its mining equipment, buildings and fixtures and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures. In addition, HBMS has a security agreement dated May 7, 2004 in favour of the Province of Manitoba in respect of its reclamation undertakings in Manitoba. As security for the implementation of a decommissioning plan in respect of its undertakings in Manitoba, HBMS has granted to the Province of Manitoba a first priority security interest in its mining equipment, buildings and fixtures owned by the Company and located on the lands and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures relating to the Flin Flon metallurgical complex and

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

the 777 mine. The salvage value of these assets is estimated at between $45,300 and $65,300 and is adjusted annually and re-estimated at least every five years. The security interests granted to the provinces of Saskatchewan and Manitoba rank pari passu.

The Company has completed a study of reclamation costs (see note 12). The Company believes the existing security provided is adequate and sufficient. However, HBMS has provided additional security to the Provinces of Manitoba and Saskatchewan in the form of letters of credit in the amount of $13,000.

(iv)	In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions, such as purchase and sale contracts, service agreements and leasing transactions. These indemnification provisions may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification provisions will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnification provisions. Management estimates that there are no significant liabilities with respect to these indemnification provisions.

(v)	The Company has outstanding letters of credit in the amount of $32,695 (this includes the additional security of $13,000 to the provinces for the environmental reclamations).

(vi)	In 2003, the Company established a wholly-owned subsidiary, St. Lawrence. St. Lawrence was incorporated in the State of New York for the purposes of acquiring the Balmat zinc mine (“Balmat”).

On September 24, 2003, St. Lawrence purchased the Balmat zinc mine and related assets located in upper New York State. The asset purchase agreement requires the Company to pay a cash purchase price of 30% of annual positive future net free cash flow from Balmat mine operations, after allowing for reasonable capital and exploration expenditures. The cash purchase price is subject to a “Cap” of US$25 million.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

The Balmat mine operations commenced commercial production on January 1, 2007. Based on the purchase agreement calculation (which includes deduction of reasonable capital and exploration expenditures), the mine did not generate positive cash flow for the years ended December 31, 2007 and 2006. Accordingly, no cash purchase price has been accrued in the financial statements.

Due to variability of future zinc prices and zinc grades, a reasonable estimate cannot be made of the amount of any cash purchase price to be paid with respect to net free cash flow in future years, and consequently no accrual has been recorded in the financial statements. The cash purchase price will be accrued as additional property, plant and equipment cost when management is able to quantify the amounts to be paid at the year end date.

(vii)	On a portion of the Balmat mine, the Company is subject to royalty payments of up to 4% of the net smelter return of ore removed from these properties.

(viii)	In the normal course of operations, the Company negotiates exploration option agreements with other companies whereby the Company and its subsidiaries may either grant options or obtain options on exploration properties.

(ix)	The Company’s subsidiary, HBMS, has Collective Bargaining Agreements (“CBA”) in place with its unionized Flin Flon/Snow Lake workforce. In 1998, HBMS entered into an Amending Agreement that prohibits strikes and lockouts and provides for binding arbitration through 2012 in the event that negotiated CBA settlements are not achieved.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

21.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	2007	2006
Accounts receivable	$61,580	$(87,071)
Inventories	(19,897)	(45,996)
Accounts payable and accrued liabilities	2,788	47,309
Taxes payable	(23,808)	30,217
Prepaid expenses	(358)	(3,475)
Interest payable	(22)	(7,855)

	$20,283	$(66,871)

(b)	Other:

	2007	2006
Supplementary cash flow information:
Interest paid	$937	$18,056
Taxes paid	56,068	1,030

22.	Segmented information

The Company is an integrated base metals producer and operates in a single reportable operating segment. When making decisions on expansions, opening or closing mines as well as day-to-day operations, management evaluates the profitability of the overall operation of the company.

The Company’s revenue by significant product types:

	2007	2006
Revenues
Copper	$668,775	$624,033
Zinc	352,894	277,400
Zinc oxide	134,635	132,444
Gold	70,566	56,269
Silver	17,787	14,551
Other	25,184	24,306

	$1,269,841	$1,129,003

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

The above revenues include revenues from the sale of metal produced from purchase of concentrates of:

	2007	2006
Copper	$265,251	$222,997
Zinc	34,220	10,180

23.	Interest and other income

	2007	2006
Interest income	$28,883	$11,513
Gain on sale of ScoZinc Limited	—	1,655
Investment income	6,018	3,789
Other income	337	493

	$35,238	$17,450

During the year, the Company received income from a previously negotiated exploration option agreement of $6,018 (2006—$3,789). No further payments will be received.

On July 6, 2006, the Company, through its wholly-owned subsidiary Pan American Resources Corp., completed the sale of 100% of its outstanding shares in ScoZinc Limited to Acadian Gold Corporation for $7.5 million plus adjustments, resulting in a gain on sale of $1,655. Pan American Resources Corp. was dissolved during this transaction.

24.	Acquisition of White Pine Copper Refinery Inc.

On January 1, 2006, the Company, through HBMS, acquired all of the outstanding common shares of WPCR for total purchase consideration of $17.9 million. The acquisition was accounted for by the purchase method, and the result of operations and cash flows has been included within these consolidated financial statements from January 1, 2006.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements (continued)

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2007 and 2006

The following table summarizes the allocation of the purchase consideration based on management's estimate of the fair value of the assets and liabilities acquired on the date of acquisition:

Current assets (including cash of $872)	$2,817
Property, plant and equipment	16,694
Current liabilities	(1,210)
Asset retirement obligation	(388)

$17,913